NEWS RELEASE

North American Palladium Added to S&P/TSX Composite Index

Toronto, Ontario, March 15, 2011 – North American Palladium Ltd. (“NAP”) (TSX: PDL) (NYSE Amex: PAL) is pleased to announce that the Company has been added to the S&P/TSX Composite Index, effective at the open on Monday, March 21, 2011.

“NAP’s inclusion in the S&P/TSX Composite Index marks a significant milestone for the Company, reflecting our progress that has allowed us to increase the Company’s market capitalization and liquidity,” said William J. Biggar, President and Chief Executive Officer.  “We look forward to the broader participation in NAP, particularly by index funds, and the increased visibility that inclusion in this prestigious index brings for investors.”

The S&P/TSX Composite is the headline index for the Canadian equity market and is the basis for multiple sub-indices. Comprised of leading issuers, the index is the broadest in the S&P/TSX family.  In addition to being included in the S&P/TSX Composite Index, NAP is also included in the S&P/TSX Global Mining Index and the S&P/TSX SmallCap Index.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also has a growing gold business in the prolific Abitibi region of Quebec, where it operates the Sleeping Giant mine.  The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of advanced exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com